[HEAD LOGO]

Press Release

HEAD NV Announces Results for the Three Months and Six Months ended 30 June 2005 Amsterdam - August 11th 2005 - Head N.V. (NYSE: HED; VSX: HEAD), a leading global manufacturer and marketer of sports equipment, announced the following results today.

For the three months ended 30 June 2005 compared to the three months ended 30 June 2004:

o   Net revenues were up 4.9% to $86.0 million
o Operating result before restructuring costs and gain on the sale of property increased by $7.0 million to a profit of $1.2 million
o   The net income increased to $4.5 million

For the six months ended 30 June 2005 compared to the six months ended 30 June 2004:

o   Net revenues were down 2.7% to $169.6 million
o Operating result before restructuring costs and gain on the sale of property increased by $2.3 million to a loss of $7.8 million
o   The net loss reduced to $4.6 million


Johan Eliasch, Chairman and CEO, commented:

"The Company developed positively in the second quarter of 2005. Whilst market conditions remain tough, the results of our restructuring have started to impact the profitability and both margins and absolute profits improved in all divisions compared to the prior year.

In addition to strong profitability, the Company also improved its' operating cashflow which for the first six months of the year was up from $7.5 million to $26.9 million in 2005.


Whilst market conditions have not improved significantly, our performance is improving. We are therefore more optimistic about our outcome for the full year 2005, although operating profit (after planned restructuring costs and gains on sale of property) will still be lower than that achieved last year."

Results for the Three Months and Six Months Ended June 30, 2005 and 2004

                                      For the Three Months           For the Six Months Ended
                                         Ended June 30,                      June 30,
                                      2004            2005             2004             2005
                                  ------------    ------------     ------------     ------------
                                  (unaudited)     (unaudited)      (unaudited)      (unaudited)
                                        (in thousands)                    (in thousands)
Product category:

Winter Sports ................     $   7,321       $  12,882        $  29,402       $  34,102
Racquet Sports ...............        46,902          47,652           96,415          90,032
Diving .......................        25,967          22,369           45,881          41,447
Licensing ....................         3,011           4,510            5,902           7,559
                                   ---------       ---------        ---------       ---------
  Total revenues .............        83,201          87,414          177,600         173,140
Other revenues ...............           270             254              536             533
Sales Deductions .............        (1,531)         (1,695)          (3,837)         (4,082)
                                   ---------       ---------        ---------       ---------
   Total Net Revenues.........     $  81,940       $  85,972        $ 174,300       $ 169,591
                                   =========       =========        =========       =========

Winter Sports

Winter Sports revenues for the three months ended June 30, 2005 increased by $5.6 million, or 76%, to $12.8 million from $7.3 million in the comparable 2004 period. For the six months ended June 30, 2005, Winter Sports revenues increased by $4.7 million, or 16.0%, to $34.1 million from $29.4 million in the comparable 2004 period. This increase was due to higher sales volumes of ski boots and original equipment manufacturing ("OEM") bindings as well as the strengthening of the euro against the U.S. dollar.


Racquet Sports

Racquet Sports revenues for the three months ended June 30, 2005 increased by $0.8 million, or 1.6%, to $47.7 million from $46.9 million in the comparable 2004 period. This increase was mainly due to higher sales volumes of tennis balls and the strengthening of the euro against the U.S. dollar. For the six months ended June 30, 2005, Racquet Sports revenues decreased by $6.4 million, or 6.6%, to $90.0 million from $96.4 million in the comparable 2004 period. This decrease was mainly due to lower sales volumes in tennis racquets and balls as well as a change in product mix in tennis racquets. In tennis balls a part of the decline is a result of the discontinued original equipment manufacturing ("OEM") business. Due to the closure of our tennis ball plant in Mullingar, Ireland we predictably lost a part of our tennis ball business with European OEM accounts. The strengthening of the euro against the U.S. dollar, partially offset the negative market impacts.

Diving

Diving revenues for the three months ended June 30, 2005 decreased by $3.6 million, or 13.9%, to $22.4 million from $26.0 million in the comparable 2004 period. For the six months ended June 30, 2005, Diving revenues decreased by $4.4 million, or 9.7%, to $41.4 million from $45.9 million in the comparable 2004 period. This decrease comes from the Italian market as well as from the reduction of our product range to optimize profitability. The strengthening of the euro against the U.S. dollar partially offset the negative development.

Licensing

Licensing revenues for the three months ended June 30, 2005 increased by $1.5 million, or 49.8%, to $4.5 million from $3.0 million in the comparable 2004 period. For the six months ended June 30, 2005, licensing revenues increased by $1.7 million, or 28.1%, to $7.6 million from $5.9 million in the comparable 2004 period due to new licensing agreements as well as timing impacts and the strengthening of the euro against the U.S. dollar.

Other Revenues

Other revenues include amounts billed to customers for shipping and handling and are recognized also as selling and marketing expense.

Sales Deductions

Sales deductions for the three months ended June 30, 2005 increased by $0.2 million, or 10.8%, to $1.7 million from $1.5 million in the comparable 2004 period. For the six months ended June 30, 2005, sales deductions increased by $0.2 million, or 6.4%, to $4.1 million from $3.8 million in the comparable 2004 period due to the strengthening of the euro against the U.S. dollar partially offset by lower sales.

Profitability

Gross Profit for the three months ended June 30, 2005 increased by $7.5 million to $39.2 million from $31.7 million in the comparable 2004 period. Gross margin increased to 45.6% in 2005 from 38.7% in the comparable 2004 period. For the six months ended June 30, 2005 gross profit increased by $4.3 million to $70.6 million from $66.2 million in the comparable 2004 period due to declining sales. Gross margin increased to 41.6% in 2005 from 38.0% in the comparable 2004 period due to improved operating performance and product mix.

Selling and Marketing Expenses for the three months ended June 30, 2005, increased by $0.4 million, or 1.4%, to $27.5 million from $27.1 million in the comparable 2004 period. For the six months ended June 30, 2005, selling and marketing expenses increased by $3.3 million, or 6.0%, to $58.4 million from $55.2 million in the comparable 2004 period. This increase was due to higher advertising expenses promoting the introduction of our Flexpoint racquets as well as the strength of the euro against the dollar.

General and Administrative Expenses for the three months ended June 30, 2005, increased by $0.2 million, or 1.9%, to $10.4 million from $10.2 million in the comparable 2004 period. For the six months ended June 30, 2005, general and administrative expenses decreased by $1.2 million, or 5.7%, to $19.7 million from $20.9 million in the comparable 2004 period. This decrease was due to lower expenses for warehousing due to decreased sales volumes partially offset by the strengthening of the euro against the dollar.

We also recorded a non-cash compensation expense of $0.1 million and $0.1 million for the three months ended June 2004 and 2005, respectively and $0.3 million and $0.2 million for the six months ended June 2004 and 2005, respectively, due to the grant of stock options under our stock option plans 1998 and 2001 and the resulting amortization expense.

In June 2005, the Company sold the property in Tallinn, Estonia which was previously leased and realized a gain of $7.2 million.

In addition, in June 2005, we recorded restructuring costs of $3.0 million in relation to the 90% reduction of our tennis racquet production in Kennelbach, Austria and Budweis, Czech Republic primarily resulting from an impairment of $1.8 million and employee severance cost of $0.9 million. In the six months ended June 30, 2004 we recorded restructuring costs of $1.3 million consisting of dismissal and transportation costs in connection with the closing of our production facility in Mullingar, Ireland and our plant in Tallinn, Estonia.

As a result of the foregoing factors, operating income for the three months ended June 30, 2005 was $5.5 million compared to an operation loss of $6.7 million in the comparable 2004 period, an increase of $12.2 million. For the six months ended June 30, 2005 operating loss decreased by $7.9 million to $3.5 million from $11.4 million in the comparable 2004 period.

For the three months ended June 30, 2005, interest expense decreased by $0.3 million, or 6.3%, to $4.1 million from $4.4 million in the comparable 2004 period. For the six months ended June 30, 2005, interest expense decreased by $8.7 million, or 50.4%, to $8.6 million from $17.2 million in the comparable 2004 period. This decrease was mainly due to the write-off of the capitalized debt issuance costs of $3.2 million relating to our former 10.75% senior notes, which were repaid upon issuance of our new 8.5% senior notes in January 2004, the premium of $4.4 million for the early redemption of the 10.75% senior notes, lower interest expenses on our long-term debts due to the fact that in 2004 we repaid our 10.75% senior notes one month after the issuance of the 8.5% senior notes and lower expenses for our short-term loans.

For the three months ended June 30, 2005, interest income increased by $1.1 million, or 194.7%, to $1.7 million from $0.6 million in the comparable 2004 period. For the six months ended June 30, 2005, interest income increased by $1.0 million, or 102.8%, to $2.0 million from $1.0 million in the comparable

2004 period. This increase was due to gain realized on the repurchase of our 8.5% senior notes.

For the three months ended June 30, 2005, we had a foreign currency gain of $0.9 million compared to a gain of $0.4 million in the comparable 2004 period. For the six months ended June 30, 2005, we had a foreign currency gain of $1.9 million compared to a gain of $0.5 million in the comparable 2004 period.

For the three months ended June 30, 2005, income tax benefit was $0.5 million, an increase of $21.1 million compared to income tax expense of $20.6 million in the comparable 2004 period. For the six months ended June 30, 2005, income tax benefit was $3.5 million, an increase of $21.5 million compared to income tax expense of $18.0 million in the comparable 2004 period. This results mainly from a reduction in Austrian tax rate announced in June 2004 which led to a write down of deferred tax assets resulting from tax losses carried forward.

As a result of the foregoing factors, for the three months ended June 30, 2005, we had a net income of $4.5 million, compared to a net loss of $30.7 million in the comparable 2004 period. For the six months ended June 30, 2005, the net loss decreased to $4.6 million from $45.1 million in the comparable 2004 period.

Consolidated Results

                                                           For the Three Months              For the Six Months
                                                              Ended June 30,                   Ended June 30,
                                                       ----------------------------     -----------------------------
                                                           2004            2005             2004             2005
                                                       ------------    ------------     ------------     ------------
                                                        (unaudited)     (unaudited)      (unaudited)      (unaudited)
REVENUES

Total net revenues......................................$  81,940        $ 85,972         $ 174,300       $ 169,591

Cost of sales...........................................   50,234          46,757           108,086          99,033
                                                         --------        --------         ---------       ---------
   Gross profit.........................................   31,706          39,216            66,214          70,559
                                                         ========        ========         =========       =========
   Gross margin.........................................    38.7%           45.6%             38.0%           41.6%

Selling and marketing expense...........................   27,118          27,511            55,159          58,444

General and administrative expense (excl. non-cash
   compensation expense)................................   10,197          10,390            20,902          19,716

Non-cash compensation expense...........................      139             106               277             212

Gain on sale of property, plant and equipment...........       --          (7,246)               --          (7,246)

Restructuring costs.....................................      981           2,959             1,252           2,959
                                                         --------        --------         ---------       ---------
   Operating income (loss)..............................   (6,728)          5,496           (11,377)         (3,525)
                                                         ========        ========         =========       =========

Interest expense........................................   (4,362)         (4,086)          (17,233)         (8,551)

Interest income.........................................      566           1,669               970           1,966

Foreign exchange gain...................................      387             944               466           1,858

Other income, net.......................................       39              21                33              89
                                                         --------        --------         ---------       ---------
   Income (loss) from operations before income taxes....  (10,097)          4,044           (27,140)         (8,163)

Income tax benefit (expense)............................  (20,638)            476           (17,990)          3,539
                                                         --------        --------         ---------       ---------
   Net income (loss)....................................$ (30,735)       $  4,520         $ (45,129)       $ (4,624)
                                                         ========        ========         =========       =========

About Head

Head NV is a leading global manufacturer and marketer of premium sports equipment.

Head NV's ordinary shares are listed on the New York Stock Exchange ("HED") and the Vienna Stock Exchange ("HEAD").

Our business is organized into four divisions: Winter Sports, Racquet Sports, Diving and Licensing. We sell products under the Head (tennis, squash and racquetball racquets, alpine skis and ski boots, snowboard equipment), Penn (tennis and racquetball balls), Tyrolia (ski bindings), and Mares/Dacor (diving equipment) brands.

We hold leading positions in all of our product markets and our products are endorsed by some of the world's top athletes including Andre Agassi, Gustavo Kuerten, Marat Safin, Juan Carlos Ferrero, Johann Grugger and Maria Riesch.

For more information, please visit our website: www.head.com

Analysts, investors, media and others seeking financial and general information, please contact:

Clare Vincent, Investor Relations
Tel: +44 207 499 7800
Fax: +44 207 491 7725
E-mail: headinvestors@aol.com

Ralf Bernhart, Chief Financial Officer
Tel: +43 1 70 179 354
Fax +43 1 707 8940

This press release should be read in conjunction with the company's quarterly report for the period ended 30 June 2005.

This press release and the statements of Mr. Johan Eliasch quoted herein contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Investors are cautioned that all forward-looking statements involve risks and uncertainties. Although Head believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included and quoted herein, the inclusion of such information should not be regarded as a representation by Head or any other person that the objectives and plans of Head will be achieved.